Exhibit 99.1

Origin Agritech Limited (“Origin” or the “Company”), an agriculture technology and rural e-commerce company in China, is filing its unaudited financial results for the first half of FY2022 ended March 31, 2022, prepared in accordance with United States generally accepted accounting principles.

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB46.4 million (US$7.3 million) during the first half year of FY2022, compared to RMB11.6 million for the first half year of FY2021.

Total operating expenses for the first half year of FY2022 were RMB14.3 million (US$2.2 million), up 18% from RMB12.1 million for the same period a year ago. Selling and marketing expenses for the first half year of FY2022 were RMB3.5 million (US$0.6 million), compared to RMB2.3 million a year ago. General and administrative expenses increased 39% to RMB6.6 million (US$ 1.0 million), up from RMB4.8 million a year ago. Research and development expenses for the first half year of FY2022 were RMB4.1 million (US$0.6 million), down 18% from RMB5.0 million a year ago.

Total operating loss for the first half year of FY2022 was RMB1.3 million (US$0.2 million), compared to total operating loss of RMB7.8 million reported a year ago.

Three was no interest expense during the first half year of FY2022. The rental income of RMB5.5 million (US$0.9 million) represents that the Company received from renting a portion of its headquarters building in Beijing, PRC.

Net profit attributable to the Company for the first half year of FY2022 was RMB1.3 million (US$0.2 million), compared to the net loss of RMB4.0 million a year ago.

Income per ordinary share for the first half of FY2022 was RMB0.22 (or US$0.03), compared to the loss per share of RMB0.72 during the same period a year ago.

Balance Sheet

As of March 31, 2022, cash and cash equivalents were RMB6.5 million (US$1.0 million), a decrease of RMB8.9million from the cash and cash equivalents of RMB15.4 million as of September 30, 2021.

As of March 31, 2022, the current portion of long-term debt were RMB137.7 million (US$21.7 million). Advances from customers were RMB25.8 million (US$4.0 million), compared to RMB45.8 million as of September 30, 2021.

As of March 31, 2022, total current assets were RMB35.0 million (US$5.5 million) and non-current assets was RMB58.9 million (US$9.3 million).

As of March 31, 2022, total current liabilities were RMB261.8 million (US$41.2 million).

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (In thousands, except share data)

	Six Months Ended March 31,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
	(unaudited)	(unaudited)	(unaudited)
Revenues	11,648	46,367	7,304
Cost of revenues	(7,327)	(33,411)	(5,263)
Gross profit	4,321	12,956	2,041
	37%	28%	28%
Operating expenses:
Selling and marketing	(2,324)	(3,517)	(554)
General and administrative	(4,758)	(6,630)	(1,044)
Research and development	(5,030)	(4,117)	(649)
Other income	-	-	-
Total operating expenses	(12,112)	(14,264)	(2,247)

Profit (loss) from operations	(7,791)	(1,308)	(206)
Interest expense, net	18	(105)	(17)
Rental income	2,209	5,302	835
Other non-operating income (expense), net	979	189	30

Profit (loss) before income taxes from operations	(4,585)	4,078	642
Income tax expenses	-	-	-
Current	-	-	-
Deferred	-	-	-
Income tax (expense) benefits	-	-	-
Net profit (loss)	(4,585)	4,078	642

Less: Net profit (loss) attributable to NCI	(579)	2,798	441
Net profit (loss) attributable to Origin Agritech Ltd.	(4,006)	1,280	202

Other comprehensive income (loss):
Net loss	(4,585)	4,078	642
Foreign currency translation difference	1,095	(2,197)	(346)
Comprehensive income (loss)	(3,490)	1,881	296
Less: Comprehensive loss attributable to NCI	(579)	2,798	441
Comprehensive loss attributable to Origin	(2,911)	(917)	(144)

Basic and diluted net income (loss) per share
Continuing operations	(0.72)	0.22
Discontinued operations
Basic and diluted net loss per share attributable to Origin Agritech Limited	(0.72)	0.22
Shares used in computing earnings per share:
Basic	5,567,680	5,773,094
Diluted	5,567,680	5,773,094

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2021	9/30/2021	3/31/2022
	RMB'000	RMB'000	RMB'000	US$'000
	(unaudited)	(audited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	27,196	15,351	6,506	1,025
Restricted cash	-	14	-	-
Accounts receivable	2,508	260	2,445	385
Due from related parties	69,849	29,179	14,114	2,223
Advances to suppliers	12,421	5,799	4,378	690
Inventories	13,002	4,178	2,392	377
Other current assets	593	3,362	5,119	806
Total current assets	125,569	58,143	34,954	5,506

Land use rights, net	9,526	1,854	1,713	270
Plant and equipment, net	112,808	48,684	47,404	7,467
Asset held for sale	5,652	-	-	-
Long-term investment	10,353	4,596	4,596	724
Acquired intangible assets, net	4,255	3,774	3,382	533
Lease Asset	2,078	1,904	1,784	281
Other assets	88	83	24	4
Total assets	270,329	119,038	93,857	14,785

Liabilities, minority interests and shareholders’equity
Current liabilities:
Short-term borrowings	-	-	-	-
Current portion of long-term borrowings	-	119,038	137,660	21,685
Accounts payable	9,367	9,170	8,688	1,369
Due to growers	6,673	6,673	6,673	1,015
Due to related parties	24,448	30,269	28,593	4,504
Advances from customers	74,990	45,754	25,828	4,069
Income tax payable	936	908	731	115
Lease Liability - current	559	559	559	88
Other payables and accrued expenses	62,027	55,374	53,067	8,358
Total current liabilities	179,000	286,367	261,799	41,239
Long-term borrowing	137,660	-	-	-
Lease Liability - noncurrent	2,611	2,552	2,492	393
Other long-term liability	22,843	15,717	15,717	2,476
Total liabilities	342,114	304,636	280,008	44,108

Equity:
Additional paid-in capital	531,842	539,315	539,315	84,956
Retained earnings (deficit)	(563,110)	(650,633)	(649,353)	(102,289)
Treasury stock at cost (1,277,622 and 1,277,622 shares as of December
31, 2014 and 2015, respectively)	(10,356)	(6,133)	(6,133)	(966)
Accumulated other comprehensive loss	(21,310)	(23,221)	(25,418)	(4,004)
Total shareholders' equity	(62,934)	(140,672)	(141,589)	(22,303)
Noncontrolling interest	(8,851)	(44,926)	(44,562)	(7,020)
Total equity	(71,785)	(185,598)	(186,151)	(29,323)

Total liabilities and shareholders’ equity	270,329	119,038	93,857	14,785